AB 7/2

[redacted]

DD 7/26/13

SECURITI 13025608 N

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 17 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gulfstar Group I Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Co., PA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/2/13

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

C O N T E N T S

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of GulfStar Group I, Ltd. (the Partnership) as of December 31, 2012 and 2011 and the related statements of income, changes in partners' capital and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Other Matter

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. Schedules I and II on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2013

	2012	2011
ASSETS		
Cash and cash equivalents	$ 2,716,703	$ 1,569,081
Accounts receivable, affiliate	25,000	-
Notes receivable, affiliate	502,800	377,100
Prepaid management fees	803,400	602,100
TOTAL ASSETS	$ 4,047,903	$ 2,548,281
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$ 189,801	$ 362,432
Accrued margin tax	55,878	60,762
Other accrued liabilities	4,267	66,956
TOTAL LIABILITIES	249,946	490,150
Partners' capital	3,797,957	2,058,131
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 4,047,903	$ 2,548,281

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues		
Commissions and retainer fees	$ 9,270,440	$ 9,055,315
Total Revenues	9,270,440	9,055,315
Expenses		
Management fees	3,090,509	4,153,035
Managing directors fees	3,070,682	3,290,950
Referral fees	708,740	165,000
Payroll taxes	62,202	90,513
Professional fees	70,553	64,684
Licenses and registrations	-	1,140
Margin tax	37,813	60,762
Other	115	406
Total Expenses	7,040,614	7,826,490
Net Income	$ 2,229,826	$ 1,228,825

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	General Partner	Limited Partners	Total
Balance, December 31, 2010	$ 84,374	$ 1,234,932	$ 1,319,306
Distributions	(49)	(489,951)	(490,000)
Net Income	123	1,228,702	1,228,825
Balance, December 31, 2011	84,448	1,973,683	2,058,131
Distributions	(49)	(489,951)	(490,000)
Net Income	223	2,229,603	2,229,826
Balance, December 31, 2012	$ 84,622	$ 3,713,335	$ 3,797,957

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 9,044,140	$ 9,070,315
Cash paid for management fees and expenses	(7,280,818)	(8,757,405)
Net cash provided by operating activities	1,763,322	312,910
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to affiliate	(125,700)	(107,100)
Net cash used in financing activities	(125,700)	(107,100)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(490,000)	(490,000)
Net cash used in financing activities	(490,000)	(490,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,147,622	(284,190)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,569,081	1,853,271
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,716,703	$ 1,569,081
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 2,229,826	$ 1,228,825
Change in accounts receivable, affiliate	(25,000)	15,000
Change in prepaid management fees	(201,300)	(602,100)
Change in accounts payable	(172,631)	(401,077)
Change in accrued margin tax	(4,884)	5,306
Change in other accrued liabilities	(62,689)	66,956
Net cash provided by operating activities	$ 1,763,322	$ 312,910

See independent auditor's report.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(1). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Revenue Recognition - Commissions are recognized when trades settle and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment to the financial statements at December 31, 2012. The Partnership distributed $2,000,000 to the partners in January 2013.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.9975% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. Effective September 1, 2012, as compensation for these services the Partnership pays GulfStar II an incremental allocation services fee of $67,000, payable monthly in advance or at such other times as the parties may mutually agree. Prior to September 1, fees were based on a percentage of private placement fee revenues and a specific allocation of incremental overhead.

Total fees paid by the Partnership pursuant to the agreements were $803,100 and $548,100 for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011 the balance of the management fees were $2,287,409 and $3,604,935, respectively, and resulted from the proportional allocation service fees paid pursuant to the prior agreement. At December 31, 2012 and 2011, the Partnership had prepaid management fees totaling $803,400 and $602,100. Effective January 2, 2009, GulfStar II also agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $300,000 and $210,000 for the years ended December 31, 2012 and 2011, respectively. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $3,070,682 and $3,290,950 for the years ended December 31, 2012 and 2011, respectively.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2012 and 2011, the Partnership had net capital of $2,367,292 and $1,011,400, respectively, and a net capital requirement of $16,663 and $5,000, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .11 to 1 and .48 to 1 at December 31, 2012 and 2011, respectively. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $2,555,531 and $1,251,550 at December 31, 2012 and 2011, respectively. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 25, 2013 and October 1, 2013, respectively. On February 27, 2012 the Partnership created an additional intercompany receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note will mature on February 27, 2013. The imputed interest on the notes is not significant.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL	
Total partners' capital qualified for net capital	$ 3,797,957
Deductions and/or charges	
Nonallowable assets:	
Cash	(99,465)
Accounts receivable, affiliate	(25,000)
Notes receivable, affiliate	(502,800)
Prepaid management fees	(803,400)
Net capital	$ 2,367,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.66% of total aggregate indebtedness)	$ 16,663
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 16,663
Excess net capital	$ 2,350,629
Ratio: Aggregate indebtedness to net capital	.11 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

GULFSTAR GROUP I, LTD.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(1), limited business (mutual funds and/or variable annuities only).